Exhibit 99.9

Schedule of Transactions in the Ordinary Shares

Purchases of Ordinary Shares by Mr. Tom Wyler:

Date of Transaction	Number of Shares	Price Per Share
March 3,2009	152,000	1.31
March 5,2009	24,600	1.31
March 13,2009	100,000	1.05
May 13,2009	2,536	1.25
June 3,2009	10,000	1.05
August 11,2009	116,300	1.15
August 11,2009	23,700	1.1314
August 12,2009	4,698	1.1806
August 12,2009	2	1.2
August 13,2009	93,200	1.15
August 14,2009	100,000	1.15
August 17,2009	62,000	1.15
August 18,2009	6,800	1.1206
August 19,2009	600	1.15
August 20,2009	84,650	1.1499
August 21,2009	3,000	1.2